
May 29, 2020

Amed Hazel
Manager
LB 1 LLC
818 Natchez Valley Trace
Grayson, GA 30017

> **Re: LB 1 LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 14, 2020**
> **File No. 024-11147**

Dear Mr. Hazel:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your response to comment 2 and revised disclosure on page 6. Please revise to disclose the information required by Item 14(b) of Form 1-A. In this regard we note, that based on the secured promissory note interest will be due and paid in full on maturity unless prepaid by you prior to maturity. Additionally, we note the risk factor on page 19, regarding the cash-out provision and the automatic extension if the note holder does not provide 90 days notice. Also, pursuant to the intercreditor security agreement note holders acknowledge that the security for the notes is a prorated interest in the shares of the company. Your revised disclosure should address the material terms of the notes

being offered. In this regard, we note on page 22 that you intend to provide note holders with annualized returns that will vary from time to time. Please tell us whether you intend to change the interest rates of your notes based on the performance of your operations. We may have further comment.

2.   We note your response to comment 8 and revised disclosure on page 6. We continue to note that you have limited assets and no revenues or operating history. It remains unclear on what basis you state that returns are "expected to be in the range from 6% to 9%." Please remove the target returns.

3.   We note your revised disclosure and response to comments 3 and 8, including your statement that you have business relationships with approximately 200 financial institutions and plan to "secure a loan package of about 320 loans valued at approximately $20M." Please revise page 22 to address your planned operations. Additionally, please provide narrative disclosure of your prior performance. For example, please provide disclosure related to compensation and prior performance in accordance with Guide 5, as applicable. Please refer to Release No. 33-6900 (June 17, 1991) and Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

Plan of Operation, page 22

4.   We note your revised disclosure and response to comments 2 and 4. Please revise to provide detailed disclosure of your management strategy, including with respect to trading, leverage and your financing strategy. For example, it is unclear if and how you intend to match assets and liabilities with respect to interest rate and maturity. It is also unclear if and how you plan to actively trade in mortgage securities, acquire and manage a portfolio of mortgage securities or conduct other operations.

Audited Financial Statements, page 39

5.   We note your disclosure on page 23 and 44 that the Company's fiscal year-end is December 31. Please revise your filing to update your financial statements through December 31, 2019. See Form 1-A, Part F/S (b)(3)(A) and (4).

Part III - Exhibits, page 48

6.   We note that the last sentence of the accountant's consent (Exhibit 11.2) refers to the financial statements of Own Our Own Fund I, LLC instead of LB 1 LLC. Please have your accountant revise his consent to correct this discrepancy.

You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction